SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 17 February 2015

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Tuesday 17 February 2015

BT GROUP PLC

ADMISSION OF SHARES AND TOTAL VOTING RIGHTS

BT Group plc announces that on 17 February 2015, 222,000,223 new ordinary shares of five pence each in the Company were admitted to the premium listing segment of the Official List of the Financial Conduct Authority and to trading on the main market of the London Stock Exchange plc (together, "Admission"), in connection with the placing announced on 12 February 2015.

Following Admission, BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. BT Group plc holds 4,009,596 ordinary shares as treasury shares and therefore the total number of voting rights in BT Group plc following Admission is 8,369,217,656.

The above figure (8,369,217,656) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

Ends

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 17 February 2015